Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST CLOSES ACQUISITION OF NORTH ATLANTIC REFINERY AND MARKETING BUSINESS

Calgary, October 19, 2006 (TSX: HTE.UN, NYSE: HTE) – Harvest Energy Trust ( "Harvest") is pleased to announce that it has closed its previously announced acquisition of North Atlantic Refining Limited ("North Atlantic") and related businesses, for approximately CDN$1.6 billion plus certain working capital and other adjustments from Vitol Refining Group B.V. ("Vitol").

This transaction has been financed from an expanded CDN$1.4 billion Three Year Revolving Secured Credit Facility, a CDN$350 million Secured Bridge Facility with an 18 month term and a CDN$450 million Senior Unsecured Bridge Facility with a six month term. These credit facilities have been successfully syndicated among a broad group of financial institutions including Canada's six chartered banks and seven other well respected global financial institutions.

"The inclusion of North Atlantic with Harvest improves our long term sustainability and positions Harvest as a uniquely integrated energy trust," said John Zahary, Harvest's President and CEO. "The future potential of the refinery includes approximately CDN$700 million of growth capital projects with attractive incremental economics. North Atlantic continues to produce gasoline and ultra low sulphur diesel products which meet the stringent specification of the premium priced markets in the United States with a relatively low level of annual capital expenditures."

Harvest is currently evaluating its bridge loan refinancing plans including capital markets options as well as proceeds from the sale of a number of small assets. The capital markets options include traditional term debt as well as the issuance of convertible debentures and trust units.

Harvest has entered into a supply and offtake agreement for a minimum period of up to 2 years with a division of Vitol whereby Vitol will continue to supply the crude oil feedstock for the North Atlantic refinery and will purchase its refined products for sale outside Newfoundland. Vitol is one of the world's largest physical traders and marketers of crude oil and petroleum products. The supply and offtake agreement provides a reliable and economic source of crude oil feedstock and ensures competitive prices for the refined products. Harvest will work with Vitol to ensure supply is acquired from the most economic crude sources available in the world and that the refined products continue to receive premium prices.

Harvest is one of Canada's largest energy trusts with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with an average economic life of approximately 16 years, and current production from our oil and gas business of 65,000 boe per day weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators. The acquisition of a refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold (the "crack spread"), refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any

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statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO
Cindy Gray
Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca